November 30, 2007

Mail Stop 4561

Mr. MacAllister Smith
Chief Executive Officer
Pipeline Data, Inc.
1515 Hancock Street
Suite 301, Hancock Plaza
Quincy, Massachusetts   02169

Re: Item 4.02 Form 8-K/A
        Filed November 28, 2007
        File No. 000-50611

Dear Mr. Smith:

        We have reviewed your response letter and 8-K/A dated November 28, 2007 and
have the following additional comment.

1. Item 4.02(c) of Form 8-K requires you to provide your independent accountant
   with a copy of the disclosures you are making in response to Item 4.02(b), and to
   request that your independent accountant furnish you as promptly as possible a
   letter stating whether your accountant agrees with the statements made by you in
   response to Item 4.02(b) and, if not, stating the respects in which it does not
   agree; therefore, please amend your previously filed Form 8-K/A to include your
   independent accountant's letter as an exhibit no later than two business day after
   you have received the letter.

                              ******

        You should respond to this comment and amend your Form 8-K on or before
December 7, 2007.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant